For Immediate Release
November 4, 2010

Manulife Financial Corporation Reports Third Quarter Results – Net Loss of $947 million; Strong underlying earnings more than offset by  $2 billion reserve strengthening and $1 billion in goodwill impairment

•	Strong Adjusted Earnings from Operations1 at $779 million.

•	Strong capital levels, with MLI MCCSR up 13 points in the quarter to 234 per cent.

•
Significant actions to reduce interest rate and equity market sensitivity, including a 19 per cent reduction in interest rate exposure and a $3.3 billion increase in Variable Annuity in-force hedging.  The Company plans to use time-scheduled and market-trigger based actions to reach its 2012 and 2014 risk reduction goals.

•	Substantial progress made delivering upon our business strategy:

o	Fifty per cent sales2 increase in Asia Division insurance products over Q3 2009.

o	U.S. Division’s Adjusted Earnings from Operations up 72 per cent over Q3 2009; U.S. Wealth funds under management3 reached US$181 billion, within one per cent of historic quarter end high water mark.

o	Canadian Division mutual fund deposits hit $320 million, almost triple third quarter 2009 levels.

o	Actions taken globally to reposition products to improve ROE4 and rebalance risk.

•	Credit experience remained strong, relative to market conditions.

•	Estimated U.S. GAAP net loss of $212 million and Total Equity approximately $9 billion higher than under Canadian GAAP.

•	Brand campaign launched in Canada and Asia.

•	The Company will hold an Institutional Investor Day on November 19th.

1 Adjusted Earnings from Operations is a non-GAAP measure. See “Third Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure” below.

2 Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3 Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

4  Return on common shareholders’ equity (“ROE”) is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

November 4, 2010 – Press Release Reporting Third Quarter Results

TORONTO – Manulife Financial Corporation (“MFC”) today reported a net loss attributed to shareholders of $947 million for the third quarter ended September 30, 2010, equating to a fully diluted loss per share of $0.55.  For the third quarter of 2009, MFC reported a net loss of $172 million or $0.12 per share.

Chief Executive Officer Donald Guloien stated, “Despite the reported results, our underlying earnings were strong. We are successfully repositioning our business for future earnings growth, ROE expansion and to reduce capital market risk.  We produced highly satisfactory adjusted earnings in the quarter through our strong franchise in high-growth Asian markets, and our existing platforms in wealth management, pension, and other products in the United States and Canada.  At the same time, through a variety of initiatives we bolstered our capital position, materially reduced interest rate risk and hedged an additional $3.3 billion of variable annuity in-force business.”

Guloien added, “We also launched branding programs designed to tell our story to Canadian and Asian audiences, adding to the highly successful John Hancock brand program in the United States.”

Chief Financial Officer Michael Bell said, “I am pleased with our progress in the quarter and the steps taken to further strengthen Manulife’s financial position.  Our credit experience remained strong and performed better than the Company’s long-term assumptions.  MLI’s regulatory capital ratio increased in the quarter, and the actions taken by the Company have also materially reduced our interest rate sensitivity as measured by capital and earnings at risk.”

Bell added, “There were a number of notable items impacting our financial results this quarter.  We completed our annual review of all actuarial methods and assumptions in the third quarter, and this resulted in a total net charge of just over $2 billion. This reserve strengthening included a significant charge related to our John Hancock Long-Term Care (“LTC”) business, where we completed a comprehensive long-term care claims experience study, including an assessment of the positive expected impacts of in-force rate increases.  In addition, the Company took a $1 billion goodwill impairment charge related to its revised U.S. Insurance outlook.  This was necessitated by current economic conditions and the recent repositioning of that business.  As we have discussed, this goodwill impairment does not result in a charge to regulatory capital.”

Manulife’s Board of Directors recently held a Board meeting in China and met with Manulife’s partners there, signifying the strategic importance of Asia to Manulife’s future plans.  The Board also reviewed and reaffirmed its support of the Company’s strategic direction and plans. The Company will hold an Institutional Investor Day on November 19th where management will share additional details of its direction and plans along with performance targets through 2015.

FINANCIAL RESULTS
Adjusted Earnings from Operations for the third quarter of 2010 was $779 million, which is between the $700 and $800 million per quarter the Company estimated for fiscal 2010 in its 2009 Annual Report.

The net loss attributed to shareholders of $947 million for the third quarter of 2010, included the following notable items:

•	Net gains of $1,041 million related to higher equity markets and lower interest rates, including $569 million of gains on the sale of bonds classified as available-for-sale (“AFS”).

•	Charges of $2,031 million related to basis changes resulting from the annual review of all actuarial methods and assumptions.

•	A $1,039 million (US$1,000 million) goodwill impairment charge on our U.S. Insurance business related to the economic outlook and the repositioning of that business.

•	Other notable items netted to a $303 million gain and are described in more detail in the “Management’s Discussion and Analysis” section below.

November 4, 2010 – Press Release Reporting Third Quarter Results

U.S. GAAP results
Manulife expects to report a net loss of $212 million under U.S. GAAP for the third quarter, when it publishes these results next week. In addition, total equity under U.S. GAAP is expected to be approximately $9 billion higher than under Canadian GAAP.

While these results are preliminary, the major differences between the loss on a Canadian GAAP basis and a U.S. GAAP basis are:
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Charges related to changes in actuarial methods and assumptions are expected to be lower by $1.6 billion under U.S. GAAP, because unlike Canadian GAAP, not all actuarial assumptions are updated for current experience.

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The preliminary goodwill impairment charge is estimated to be $1.6 billion higher under U.S. GAAP because the book value of the business is higher under U.S. GAAP.  We expect to complete our analysis in the fourth quarter.

•	Under U.S. GAAP the gains on variable annuity (“VA”) guarantee business are expected to be higher as a result of accounting methodology differences.
•	The impact of lower interest rates is more heavily reflected in Canadian GAAP results since the Canadian regime is closer to mark-to-market.

Total equity is materially higher under U.S. GAAP than under Canadian GAAP because policy liabilities are measured differently and because, under U.S. GAAP, the Company has designated the majority of its fixed income investments as AFS.  The AFS assets have material unrealized gains as a result of the current low interest rates, in accumulated other comprehensive income, resulting in overall higher U.S. GAAP equity.

Capital update
Manulife’s balance sheet and capital5 position remain strong.  The actions taken over the last 12 months to increase capital and to reduce equity and interest rate exposures have reinforced the Company’s financial strength.

The Manufacturers Life Insurance Company (“MLI”) reported a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 234 per cent as at September 30, 2010, an increase of 13 percentage points from June 30, 2010.  The increase was primarily the result of the $2 billion of debt raised in the third quarter by MFC and deployed to MLI, coupled with strong investment related gains and underlying earnings which more than offset the policy reserve strengthening.

Equity market risk exposure measures
During the quarter, we hedged an additional $3.3 billion of in-force VA guaranteed value and also reduced our equity holdings by almost $450 million in the Corporate and Other segment.  The total amount of guaranteed value hedged or reinsured was 54 per cent at September 30, 2010.

The potential impact of a 10 per cent change in the market value of equity funds on both shareholders’ net income and shareholders’ economic value did not change materially in the quarter, as the impact of both the hedging activity and the higher markets were offset by the increase in exposure resulting from the annual review of actuarial methods and assumptions.

5 Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 4, 2010 – Press Release Reporting Third Quarter Results

Estimate of the impact of a 10 per cent change in the market value of equity funds6:

(C$ millions)	On Annual Shareholders’ Net Income at		On Shareholders’ Economic Value7 at
For the 2010 period ended	September 30	June 30	September 30	June 30
10% increase	$1,000	$1,000	$1,000	$1,000
10% decline	$(1,300)	$(1,300)	$(1,200)	$(1,300)

The Company has a goal of executing additional hedges so that approximately 60 per cent of our underlying earnings sensitivity to equity market movements is hedged by the end of 2012 (as compared to approximately 25 per cent as at September 30, 2010) and approximately 75 per cent of our underlying earnings sensitivity to equity market movements is hedged by the end of 2014 through a combination of time-scheduled and market-trigger based actions.

Interest rate risk exposure measures
The Company reports two measures of its exposure to changes in interest rates:
•	The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a change in interest rates, and
•	The impact on shareholders’ economic value as a result of interest rate movements on the assets and liabilities in the general fund.

During the quarter, the Company took action to reduce its sensitivity to interest rates by lengthening the duration of its fixed income investments in both the liability and the Corporate and Other segments.  These actions, net of the increases in the exposure from the annual review of actuarial methods and assumptions and from the lower interest rates, reduced the  sensitivities as measured by our estimate of the potential impact on shareholders’ net income by 19 per cent and as measured by our estimate of the potential impact on shareholders’ economic value by 30 per cent.

In order to lengthen the duration of its fixed income investments in the Corporate and Other segment, the Company sold bonds and reinvested in longer bonds. The after-tax realized gains of $569 million on the bonds sold increased income and capital because they were, as is required for bonds in the Corporate and Other segment, designated AFS for accounting purposes. These gains partially offset the losses taken through income in the past two quarters due to lower interest rates.

Estimate of the impact of a one per cent change in interest rates8:

(C$ millions)	On Annual Shareholders’ Net Income at		On Shareholders’ Economic Value at
For the 2010 period ended	September 30	June 30	September 30	June 30
1% increase	$1,800	$2,300	$640	$1,370
1% decrease	$(2,200)	$(2,700)	$(1,720)	$(2,450)

Note:  The impact of a potential change in rates on the fair value of bonds classified as AFS is included in the calculation of the impact on shareholders’ economic value.  Because the impact on net income is only reported when the gain or loss is realized, the change in fair value of bonds classified as AFS is excluded from the calculation of the impact on shareholders’ net income.

The Company expects to take actions that would further reduce its interest rate exposures as measured by the impact on shareholders’ net income by approximately one-quarter by the end of 2012 and by approximately one-half by the end of 2014. As measured by the impact on shareholders’ economic value the exposures would be reduced by approximately one-third by the end of 2012 and by approximately two-thirds by the end of 2014, through a combination of time-scheduled and market-trigger based actions.

6 See “Caution related to risk exposures” and “General Fund – Risk Exposure Measures” below.

7  Shareholders’ economic value is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

8 See “Caution related to risk exposures” and “General Fund – Risk Exposure Measures” below.

November 4, 2010 – Press Release Reporting Third Quarter Results

SALES AND BUSINESS GROWTH

Asia Division
Robert Cook, Senior Executive Vice President and General Manager, Asia said, ”With the recovery from the economic crisis firmly established in Asia, we are successfully executing our strategy to invest in the accelerated growth of our Asia operations. I am pleased with the increase in our insurance sales, both in the quarter and year-to-date, but even more important for our long-term success is the continued expansion of our distribution capacity in both the agency and bank channels.”

Asia Division reported record insurance sales in the third quarter of US$293 million, an increase of 50 per cent over the prior year9 on a constant currency basis10.   Highlights include:

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Japan insurance sales set another record, more than doubling the prior year results on the continued success of a new product launch across all channels and driving exceptional growth in the bank channel along with continued growth in the managing general agent (MGA) channel.

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Asia Other insurance sales were up nine per cent, compared to the third quarter of 2009, with record level insurance sales in Indonesia, the Philippines and Taiwan.  Indonesia sales were up 23 per cent driven by growth of the agency distribution channel, Taiwan up 77 per cent on the continued success of whole life product sales and the Philippines more than doubled the prior year on strong growth in agent manpower as well as growth in bank branch financial advisors in our ChinaBank joint venture.  Due to the loss of a distribution relationship in Singapore, sales declined significantly from the prior year, and partially offset the increases in the other ASEAN countries.  Excluding Singapore, Asia Other sales were up 21 per cent over prior year third quarter results.

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In Hong Kong, insurance sales for the quarter were up seven per cent over the prior year and up 30 per cent year-to-date reflecting expansion of agency distribution, marketing activities and enhanced productivity.

Asia Division total wealth sales excluding variable annuities of US$632 million were 63 per cent higher on a constant currency basis over the prior year.  Highlights include:

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Asia Other wealth sales increased 90 per cent over the prior year on a constant currency basis.  Manulife entered the asset management industry in China earlier this year with Manulife-TEDA (our new 49 per cent owned joint venture) and this quarter it contributed US$102 million of total wealth management sales.  Taiwan sales grew 51 per cent over the prior year on strong market acceptance of the Emerging Market High Yield Bond fund launched in September, which raised US$44 million during the IPO period. ASEAN countries wealth sales increased 28 per cent compared to the prior year driven by robust bancassurance sales in Indonesia due to expanded distribution combined with ongoing marketing efforts and record sales in the Philippines reflecting growth in the number of financial advisors in bank branches of our ChinaBank joint venture.

•	In October, MFC Global Investment Management launched two Qualified Foreign Institutional Investor (“QFII”) funds targeting the China equity and bond markets to fulfill the

9 References to the “prior year” are to the third quarter of 2009 unless the context otherwise requires.

10 Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 4, 2010 – Press Release Reporting Third Quarter Results

awarded quota from China’s State Administration of Foreign Exchange (“SAFE”) with both offerings receiving significant investor interest.

Asia Division continued to expand distribution capacity in the agency and bank channels.  Distribution highlights include:

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Increasing the number of agents across Asia is critical to our growth strategy.  In the third quarter, we achieved a 20 per cent increase in agents over September 30, 2009 levels with Vietnam, China, the Philippines, Indonesia and Malaysia all experiencing double-digit growth.

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Bank channel insurance sales for the quarter were six times the prior year’s level owing to strong growth in Japan as we successfully diversified from being almost exclusively focused on variable annuities in this channel to now being almost exclusively focused on insurance.  The bank channel has grown to represent an increasing portion of sales and in the third quarter accounted for 28 per cent of sales for the division as compared with 15 per cent last year.

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Manulife-Sinochem, our joint venture in China, opened the Tianjin branch and Linyi sales office for operations in July and as of September 30, 2010 is licensed to operate in 43 cities and 11 provinces.

Canadian Division
Paul Rooney, President & CEO, Manulife Canada said, “Canadian Division continues to make good progress against the Company’s broader sales growth and diversification strategy.  In the third quarter, we saw continued sales momentum across our businesses in Canada, particularly in Manulife Mutual Funds, where deposits were almost triple third quarter 2009 levels. Manulife Bank sales increased by 13 per cent over the prior year and life insurance sales were up 11 per cent in Individual Insurance.  In September, we launched Manulife Trust Company, expanding opportunities for our advisors to cross-sell innovative banking and trust products to existing customers and also providing another avenue to introduce new customers to Manulife’s diverse portfolio of wealth management products.”

He added, “We also continued to actively manage our risk exposures.  During the third quarter, we increased the hedging of our variable annuity in-force block and, as a result, 74 per cent of variable annuity guarantee value in Canada was hedged at the end of the quarter. In addition, in early October, we announced upcoming price increases to our universal life products in recognition of the current interest rate environment.”

In Canada, individual wealth management sales (excluding variable annuities) increased by 22 per cent over the prior year to $1.7 billion in the third quarter.

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Mutual funds continued their strong momentum with deposits of $320 million almost triple third quarter 2009 levels, led by funds focused on yield and safety, industry categories currently favoured by investors.  As expected, sales of fixed products continued at lower levels and were 13 per cent below the prior year.  This sustained shift in product mix reflects improved consumer confidence in investment markets, as well as our focused strategy to grow our mutual fund franchise.

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During the quarter, Manulife Mutual Funds broadened its portfolio of offerings with the launch of six new funds – three bond funds, two equity funds and a balanced fund.  These new funds are managed by experienced fund managers who currently oversee other top performing and award winning funds in the Manulife Mutual Fund family.

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Manulife Bank loan volumes of $1.2 billion were up five per cent from the second quarter and 13 per cent above the third quarter 2009 levels. This continued steady growth reflects the success of our integrated business strategy which includes strong distribution across a diverse advisor base supported by a well-received consumer advertising campaign. The

November 4, 2010 – Press Release Reporting Third Quarter Results

business environment remains challenging with reduced activity in the Canadian housing market and aggressive competition across the financial industry to retain and attract business.

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Manulife Trust Company, introduced by Manulife Bank in September, will initially offer Investment Savings Accounts and Guaranteed Investment Certificates, as well as preferred rate mortgages, through financial advisors to Canadians across all provinces.

Canadian Division Individual Insurance third quarter sales were $70 million, an increase of three per cent over the prior year.

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Sales of recurring premium products increased five per cent over the prior year. Continued momentum in sales of permanent insurance products, including a return of the larger estate planning cases, drove an 11 per cent rise in sales of life insurance products.

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We continued to see strong growth from our travel partners which drove a 12 per cent increase in single premium sales year-over-year. Single premium sales were up 73 per cent from second quarter levels reflecting normal seasonality in the travel business influenced by the upcoming winter vacation season.

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In early October, with interest rates at historically low levels, Individual Insurance announced changes to certain universal life products, increasing prices on new business effective December 4, 2010.  In addition, minimum rate guarantees will be reduced effective March 2011.

Sales in the Canadian group businesses were mixed, reflecting normal volatility in the group market.

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Group Benefits sales rose 18 per cent from the second quarter and were in line with the prior year.  Sales in the higher margin, small case segment continued the momentum gained during the second quarter and we are keenly focused on growth in this end of the market.

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Group Retirement Solutions sales were down in the third quarter. In 2009, third quarter sales were boosted by strong results in the group annuity market which accounted for 70 per cent of our full year sales in this market, as well as the exit of a competitor from the industry.   In 2010, while we have met our market share targets in the group annuity market, activity is down across the industry reflecting the low interest rate environment.

U.S. Division

Jim Boyle, President John Hancock Financial Services reported, “We continue to execute well on our U.S. Division strategy to reposition our business, adjusting our product mix toward higher return, fee-based products and services while re-pricing and re-designing other products to improve margins and reduce risk given the current challenging economic climate. Our strong underlying business along with product changes helped us to grow Adjusted Earnings from Operations by 72 per cent over the third quarter of 2009.  In the quarter, total wealth funds under management reached US$181 billion, within one per cent of our historic quarter-end high water mark. John Hancock Mutual Funds year-to-date sales exceeded US$7 billion, 55 per cent higher than the prior year. In our defined contribution business, Retirement Plan Services, year-to-date sales are up 24 per cent over the prior year and ending third quarter assets attained a record level of US$59 billion.”

U.S. wealth sales, excluding variable annuities and book value fixed deferred annuities, in the third quarter of 2010 increased 10 per cent over the prior year to US$3.7 billion.

November 4, 2010 – Press Release Reporting Third Quarter Results

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John Hancock Mutual Funds (“JH Funds”) sales were US$2.3 billion in the third quarter and US$7.2 billion year-to-date.  JH Funds has the 5th highest11 net new flows in the non- proprietary market segment year-to-date through August 30, 2010.  This compared to 26th place for the same period in 2009.  The 26 per cent increase in sales in the third quarter and 55 per cent increase year-to-date compared to the prior year was attributable to a broad diversified offering of competitive funds distributed through the Retail, Institutional and Defined Contribution – Investment Only (DCIO) channels and improved market conditions.  Year-to-date sales in 2010 have exceeded full year 2009 sales and are on pace for a record year.  As of September 30, 2010, JH Funds offered 20 Four or Five Star Morningstar12 rated mutual funds.  Funds under management for JH Funds have increased to US$31.6 billion as of September 30, 2010, a 23 per cent increase over the last 12 months.

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John Hancock Retirement Plan Services (“JH RPS”) ended the third quarter with funds under management at record levels, increasing to US$59.2 billion, up 14 per cent from the prior year. The record was attributable to improved market performance and strong net sales totaling US$2.4 billion for the last four quarters.  Sales of US$1.1 billion in the third quarter were lower than the prior year due to a reduction in new plans sold, a direct reflection of the continuing sluggish recovery of the U.S. economy.  On a year-to-date basis sales increased 24 per cent to US$3.6 billion compared to the prior year.  Recurring customer contributions in the third quarter increased by three per cent over the prior year, a growth trend which began in the second quarter reversing several quarters of decline driven by the downturn in the economy.

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The John Hancock Lifestyle Portfolios offered through our mutual fund and 401(k) products continued to perform well with rankings of 14th, 17th, 24th, 25th, and 27th percentiles of their Morningstar peer groups for the year-to-date period ending September 30, 2010 for Growth, Conservative, Moderate, Balanced and Aggressive, respectively13.  Lifestyle funds led JH Funds sales with over US$946 million in the first nine months of 2010, a 68 per cent increase over the prior year.  Lifestyle and Lifecycle Portfolios offered through the 401(k) products continued to be the most attractive offerings, with US$5.3 billion or 59 per cent of premiums and deposits in the first nine months of 2010.

•
Annuity sales year-to-date of US$2.0 billion and US$1.1 billion for variable and fixed annuities were down 55 per cent and 57 per cent, respectively, from the prior year as a result of de-risking initiatives and the unattractiveness of products yielding fixed returns in a low interest rate environment.

In the U.S. Insurance segment, we are significantly repositioning the business and pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed.  As a result of these actions, total U.S. insurance sales in the third quarter of 2010 were US$173 million, a decline of 29 per cent compared to the prior year.

11 Source: Strategic Insight Simfund. Net new flows is calculated including only John Hancock retail-long term open end funds, excluding money market funds and covers only classes A, B, C, and I shares.

12 For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

13
The Morningstar percentile ranking compares a Fund's Morningstar risk and return scores with all the Funds in the same Category, where 1= Best and 100= Worst. The rankings above are based on the period from 1/1/10 to 9/30/10 for John Hancock Lifestyle Portfolios, Class A Load-waived Shares. Lifestyle Aggressive was ranked 543 out of 2,035 funds in the Large Cap Blend category, Lifestyle Growth was ranked 273 out of 2,035 funds in the Large Cap Blend category, Lifestyle Balanced was ranked 282 out of 1,147 funds in the Moderate Allocation category, Lifestyle Moderate was ranked 159 out of 670 funds in the Conservative Allocation category, and Lifestyle Conservative was ranked 117 out of 670 funds in the Conservative Allocation category.

November 4, 2010 – Press Release Reporting Third Quarter Results

•
 John Hancock Life (“JH Life”) has been successful in executing on its business transition plan to improve margins and reduce interest rate risk. Third quarter sales declined 39 per cent compared to the prior year as JH Life realized the impact of price increases implemented on certain guaranteed products as well as the launch of new universal life products with improved risk characteristics. Sales of universal life products with no-lapse guarantees declined 66 per cent in the third quarter compared to the prior year, while sales of other universal life products increased 20 per cent. Additional price increases were recently announced on universal life products with no-lapse guarantees to be launched in the first quarter of 2011 and further enhancements to other products are planned as JH Life’s business transition continues.

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John Hancock Long-Term Care (“JH LTC”) sales increased 20 per cent in the third quarter compared to the prior year, driven by sales of retail products which increased in advance of June new business price increases taking effect. As a result of the recently completed claims experience study and the continuing low interest rate environment, JH LTC has temporarily suspended new group sales and is planning other retail product changes. JH LTC sales are expected to decline in the fourth quarter of 2010. In addition, JH LTC will be raising premiums on in-force business and is actively working with regulators to implement increases that are on average 40 per cent and affect the majority of the in-force business.

MFC Global Investment Management (“MFC GIM”)

MFC GIM ended the third quarter with assets under management for external parties of $121.3 billion, an increase of $4.7 billion from the end of the second quarter. This increase was driven by net sales and positive market performance, partially offset by the weakening of the U.S. dollar.

In the third quarter, MFC GIM received significant recognition for strong investment performance. During the quarter, the number of Morningstar Four and Five star funds managed by the firm increased from 33 to 40. MFC GIM was also recognized by a number of publications in the third quarter.  Details of these awards are outlined in the Awards and Accolades section of this release.

Total Company Sales and Total Company Premiums and Deposits

Our sales as well as our premiums and deposits14 results are in line with our strategy of accelerating the growth of products that have favourable return on capital and which reduce risk while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed.  To measure progress on these goals, we separately report the sales and the premiums and deposits of product lines we are targeting to grow from those that are not targeted for growth.

Sales measures:

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Total Company insurance sales for products we are targeting to grow were $540 million in the third quarter of 2010, an increase of 24 per cent on a constant currency basis, over the third quarter of 2009 and new business embedded value (“NBEV”)15 increased 10 per cent for the same period. As outlined above, insurance sales in Asia and Japan increased 50 per cent, individual insurance sales in Canada increased three per cent, Group Benefit sales were in line with prior year and insurance sales in the U.S. increased by four per cent.  Growth in NBEV was lower than the sales growth as a result of lower interest rates as well as a change in product mix in Japan.

14 Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

15 New business embedded value is a non-GAAP measure. See “Performance and Non-GAAP measures” below.

November 4, 2010 – Press Release Reporting Third Quarter Results

•
Total Company insurance sales of products not targeted for growth (universal life products with no-lapse guarantees and long-term care products in U.S. Insurance) were $97 million, a decline of 43 per cent on a constant currency basis, from the third quarter of 2009.

•
Total Company wealth sales for products we are targeting to grow were $6.3 billion, an increase of 11 per cent on a constant currency basis, over the third quarter of 2009.  NBEV on the sales of these products increased by six per cent over the third quarter of 2009.

•
In line with the Company’s ongoing initiatives to reduce its equity risk profile globally, sales of VA products in the third quarter amounted to $1.3 billion, a decline of 30 per cent compared to the prior year on a constant currency basis. The percentage of guaranteed value hedged or reinsured was approximately 54 per cent as at September 30, 2010.  Substantially all new VA business in the U.S., Canada and Japan continues to be hedged as written. NBEV for the VA business decreased by approximately 66 per cent from the third quarter of 2009, in line with the sales decline and lower long-term interest rates as we hedged the new business.  The Company also offers segregated fund guarantees on a portion of its group retirement products.  In the third quarter, $65 million of the sales of wealth products we are targeting to grow, included segregated fund guarantees.

Premiums and Deposits (“P&D”) measures:
•
Total Company P&D for insurance products that we are targeting to grow was up five per cent, on a constant currency basis, over the prior year to $4.6 billion for the third quarter of 2010. P&D reflects both P&D received on new sales as well as the recurring P&D on the growing in-force business.

•	Total Company P&D for the insurance products not targeted for growth was $0.9 billion, a decrease of ten per cent from the prior year on a constant currency basis due to lower sales.

•
Total Company P&D for the wealth businesses we are targeting to grow was $8.1 billion for the third quarter of 2010, an increase of four per cent over the prior year, on a constant currency basis.  The growth in mutual funds was offset by lower fixed product sales in both the U.S. and Canada as well as lower sales in Group Retirement Solutions.

•
Total Company P&D for the wealth products not targeted for growth (VA and book value fixed deferred annuity products) amounted to $1.3 billion for the third quarter of 2010, a decrease of 47 per cent from the prior year on a constant currency basis.

Funds under Management

Total funds under management as at September 30, 2010 were $473.9 billion, an increase of $20.0 billion over June 30, 2010 and $37.3 billion over September 30, 2009.  Contributing to the 12 month increase of $37.3 billion were $14 billion of net positive policyholder cash flows; $39 billion related to investment returns; $1.8 billion or 49 per cent of Manulife TEDA’s assets under management; $2.5 billion of capital issuances and $2 billion of senior and medium term notes issued.  These items were partially offset by the $12 billion impact of the stronger Canadian dollar; $6 billion of expenses, commissions and taxes; and a $1 billion credit facility repayment.

OTHER NOTABLE ITEMS

Corporate

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In a separate news release today, the Company also announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after December 20, 2010 to shareholders of record at the close of business on November 16, 2010.

November 4, 2010 – Press Release Reporting Third Quarter Results

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Joseph Caron, former Canadian Ambassador to the People’s Republic of China and Japan, and Canadian High Commissioner to the Republic of India, was appointed to the Board of Directors, effective October 11, 2010.

•
The Company will be holding an Institutional Investor Day on Friday, November 19.  The purpose of this event will be to provide the investing community with an overview of the Company's operations as well as to outline, by division, its key plans for future growth and profitability.  Presentations will be made by key members of Manulife's senior management team.  Further details will be provided in a separate news release.

Awards & Recognition

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In Canada, Individual Insurance won “Best of Show” from the Insurance Financial Communicators Association for its 2009 campaign, Manulife Term Rocks, which promotes Manulife’s term insurance to advisors.

•
In the U.S., two John Hancock Mutual Funds sub-advised by MFC GIM won top honours from Bloomberg Markets Magazine in its annual rankings. The John Hancock Global Opportunities Fund won the number one spot among global equities funds.  In addition, the John Hancock Strategic Income Fund placed sixth among top global bond funds.

•
In the U.S., John Hancock Life Insurance won six awards including two “Best of Show” from the Insurance and Financial Communicators Association for excellence in sales materials for distribution partners.

•
In Thailand, Manulife was presented a Prime Minister’s Insurance Award for the category “Insurance Company with Outstanding Management” for 2009. Manulife Thailand was selected for its excellence in overall management based on key business principles crucial to success. This is the second consecutive year Manulife Thailand has won a Prime Minister’s Award.

•
In Hong Kong, Manulife has won “Best Company for Financial Planning Excellence” in the insurance sector of the SCMP/IFPHK Financial Planner Awards for the fourth year running. Two of Manulife’s outstanding advisors have placed among the top three winners in the insurance sector. The awards are co-organized annually by the South China Morning Post and the Institute of Financial Planners of Hong Kong.

•
In Indonesia, Manulife Syariah Sektoral Amanah, a Shariah-compliant Indonesia equity fund managed by PT Manulife Aset Manajemen Indonesia, was awarded the “Best Islamic Equity Award” by Investor Magazine.

•
In China, Manulife was awarded “Member of the Year – Silver” at the Canada China Business Council’s (CCBC) Awards Gala held in Beijing, China on October 13, 2010. Manulife’s award was based on its establishment of a joint venture partnership in 2010, Manulife TEDA Fund Management Company Ltd. Manulife TEDA provides retail and institutional asset management services for clients across China.

November 4, 2010 – Press Release Reporting Third Quarter Results

Segregated Fund Capital Rules

The Office of the Superintendent of Financial Institutions ("OSFI") has been conducting a review of segregated fund/variable annuity capital requirements.  On October 29, 2010, OSFI issued a draft advisory containing new minimum calibration criteria for determining capital requirements for segregated fund business written after January 1, 2011.  It is expected that the new calibration criteria will increase capital requirements on these products and our 2011 product offerings will be developed and priced taking into account these new rules.  As drafted the new capital requirements will also apply to subsequent deposits to existing contracts and to contracts that reset their guarantee levels after January 1, 2011.

OSFI is also expected to continue its consultative review of its capital rules for more general application, likely in 2013. OSFI notes that it is premature to draw conclusions about the cumulative impact this process will have, but the general direction has been one of increased capital requirements.  OSFI has stated that increases in capital may be offset by other changes, such as hedge recognition. The Company will continue to monitor developments.  However, at this time, it appears that it is more likely than not that the capital requirements for in-force business will increase and this increase could be material.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank")

Dodd-Frank creates a new framework for regulation of over-the-counter derivatives which could affect those activities of the Company which use derivatives for various purposes, including hedging equity market, interest rate and foreign currency exposures.  Dodd-Frank will require certain types of OTC derivative transactions that are currently traded over-the-counter to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse.  The legislation could also potentially impose additional costs, including new capital and margin requirements, and additional regulation on the Company.  (Conversely, increased capital or margin requirements imposed on our counterparties to derivative transactions could reduce our exposure to the counterparties’ default.) We cannot predict the effect of the legislation on our hedging costs, our hedging strategy or its implementation, or whether Dodd-Frank will lead to an increase or decrease in or change in composition of the risks we hedge.

International Financial Reporting Standards (“IFRS”)
On July 30, 2010, the International Accounting Standards Board (“IASB”) issued its Insurance Contracts (Phase II) Exposure Draft which outlines a proposed framework for a single standard for the measurement of insurance contracts to be applied across all jurisdictions adopting IFRS as published by the IASB.16 The insurance contracts accounting policy proposals being considered by the IASB are not consistent with our business model because they do not align the measurement of insurance liabilities with the assets that support the payment of those liabilities.  Therefore, these proposed standards may lead to a large initial increase in reported insurance liabilities and potentially our required regulatory capital upon adoption, and may create significant ongoing volatility in our reported results and potentially our regulatory capital particularly for long duration guaranteed products. This mismatch between the underlying economics of our business and reported results and potentially our capital requirements  could have significant unintended negative consequences on our business model which would potentially affect our customers, shareholders and the capital markets.  We believe the accounting rules under discussion could put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada.  We are currently reviewing the proposals contained in the Exposure Draft, and, along with other companies in the Canadian insurance industry, expect to provide comments and input to the IASB.  The insurance industry in Canada is also currently working with OSFI and the federal government with respect to the potential impact of these proposals on Canadian insurance

16	The current standard, IFRS 4 Insurance Contracts, allows each jurisdiction to determine its own liability measurement practices.

November 4, 2010 – Press Release Reporting Third Quarter Results

companies, and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the underlying business model of a life insurance company and in particular, the implications for long duration guaranteed products which are much more prevalent in North America than elsewhere.

Notes:

Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET on November 4, 2010.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on November 4, 2010 until November 21, 2010 by calling (416) 695-5800 or (800) 408-3053 (passcode 3274828#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on November 4, 2010.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Third Quarter 2010 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.  The document may be downloaded before the webcast begins.

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com

November 4, 2010 – Press Release Reporting Third Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
(Unaudited)

	Quarterly Results
	3Q10	2Q10	3Q09
Loss Attributed to Shareholders (C$ millions)	(947)	(2,378)	(172)
Loss Available to Common Shareholders (C$ millions)	(966)	(2,398)	(193)
Loss per Common Share (C$)	(0.55)	(1.36)	(0.12)
Return on Common Shareholders’ Equity (1) (%, annualized)	(15.4)	(36.4)	(3.0)
Premiums and Deposits(1) (C$ millions) • Insurance products targeted for growth	4,555	4,290	4,400
• Wealth products targeted for growth	8,130	9,313	8,183
• Insurance products not targeted for growth17	930	1,024	1,090
• Wealth products not targeted for growth (VA and book value fixed deferred annuities)	1,327	1,647	2,565
Funds under Management (1) (C$ billions)	473.9	453.9	436.6
Capital (1) (C$ billions)	30.6	32.3	30.7

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation (“MFC”) today reported a net loss attributed to shareholders of $947 million for the third quarter ended September 30, 2010, equating to a fully diluted loss per share of $0.55.  For the third quarter of 2009, MFC reported a net loss of $172 million or $0.12 per share.

Third quarter of 2010

The net loss attributed to shareholders of $947 million included the following notable items:

•	Net gains of $1,041 million related to higher equity markets and lower interest rates.

•	Charges of $2,031 million related to basis changes resulting from the annual review of all actuarial methods and assumptions.

•	A $1,039 million (US$1,000 million) goodwill impairment charge on our U.S. Insurance business related to the economic outlook and the repositioning of that business.

•	Other notable items netted to a $303 million gain and are described in more detail below.

After adjusting for these notable items, adjusted earnings from operations was $779 million.

Adjusted Earnings from Operations

Third Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure

Adjusted earnings from operations for the third quarter of 2010 was $779 million, which is within the estimate in our 2009 Annual Report of between $700 million and $800 million for each of the quarters of 2010.

Adjusted earnings from operations is a non-GAAP financial measure. Because adjusted earnings from operations excludes the impact of market conditions, it is not an indicator of our

17  JH Life universal life with no-lapse guarantees and guaranteed non par whole life products as well as products in JH LTC.

November 4, 2010 – Press Release Reporting Third Quarter Results

actual results which continue to be affected materially by the volatile equity markets, changes in interest rates and current economic conditions.

The following table reconciles adjusted earnings from operations to our reported net loss for the third quarter:

(C$ millions)	Gain(loss)
Reported net loss attributed to shareholders	$(947)

Notable items:
Net impact of higher equity markets and lower interest rates on:
• The VA guarantee business that is not in our hedge program (1)	$700
• General fund equity investments supporting policy liabilities and on fee income (1) (2)	128
• Fixed income re-investment assumptions used in the determination of policy liabilities due to the decline in interest rates(2)	(356)
• Gains realized on the sale of bonds classified as available-for-sale (“AFS”) (3)	569
Total net impact of equity markets and interest rates	$1,041
Changes in actuarial methods and assumptions	(2,031)
Goodwill impairment charge related to U.S. Insurance (US$1,000)	(1,039)
Other favourable investment experience (2)	364
Losses on the hedged portion of the variable annuity business	(83)
Other net losses on the hedged variable annuity block	(62)
Tax related gains on closed tax years and net policyholder experience gains	128
Changes in currency rates(4)	(44)
Total notable items	$(1,726)

Adjusted Earnings from Operations	$779

(1)
Adjusted earnings from operations exclude the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.

(2)
As outlined in our accounting policies, policy liabilities represent our estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation.  As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(3)	During the third quarter the Company recognized gains of $569 million on the sale of bonds classified as AFS, partly offsetting the impact of interest rate related charges in 2010.

(4)
Adjusted earnings from operations exclude the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount.  Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0298 as at September 30, 2010.  The average daily exchange rate for the quarter was $1.039052.  This decline has increased the reported net loss by $44 million during the quarter.

Impact of higher equity markets and lower interest rates
The table above highlights the extent to which shareholders’ net income is sensitive to changes in equity markets and interest rates.

The higher equity markets, partially offset by lower interest rates, in the third quarter, resulted in net gains of $700 million related to the valuation of our variable annuity guarantee business that is not in our hedge program, thereby reversing some of the losses taken in the prior quarter.  The equity market growth also favourably impacted general fund equity investments and fee income.

November 4, 2010 – Press Release Reporting Third Quarter Results

The decline in interest rates during the quarter resulted in a charge of $356 million.  During the quarter, U.S. 10 and 30 year government bond rates declined by 42 basis points and 20 basis points, respectively; U.S. corporate bonds declined by a similar amount; and swap rates declined by a slightly larger amount.  As a result of actions in the quarter to significantly reduce the interest rate sensitivity, including lengthening the duration of the portfolio of assets supporting policy liabilities by trading activities involving selling bonds and purchasing longer duration bonds as well as purchasing forward starting swaps, the amount of the charge in the quarter was significantly lower than it would have been in previous quarters.  While the investing activities to lengthen the portfolio occurred during the quarter, we have measured both the impact of the changes in interest rates and the impact of the changes to the investment portfolio supporting the policy liabilities (see “Other favourable investment experience” below), assuming that the activity took place at the beginning of the quarter. To the extent we had assumed this investing activity took place at the end of the quarter, our loss attributable to interest rate changes during the quarter would have been larger and would have been exactly offset by higher income attributable to Other favourable investment experience.

In addition, the Company sold bonds that were designated as AFS and realized gains of $569 million, partially offsetting the impact of losses arising in the liability segments from the decline in interest rates.

As part of the actions taken in the third quarter to mitigate the impact of interest rate changes, the Company also lengthened the duration of the assets in the Corporate and Other segment.  While the Company’s exposure to a potential decline in interest rates, as measured by the impact on shareholders’ net income, does not include the impact of the fair value change on the fixed income investments classified as AFS, the economic exposure (measured by the impact on shareholders’ economic value) does.  In other words, the long bonds in the Corporate and Other segment are a partial offset to the economic exposure in the liability segments.

To reduce equity exposure, the Company also sold a net $447 million of equities classified as AFS and invested the proceeds in long duration fixed income investments in the Corporate and Other segment.  It is noted that $55 million of gains on AFS equities is included in adjusted earnings from operations.

Changes in actuarial methods and assumptions
The Company completed its annual review of all actuarial methods and assumptions in the third quarter, resulting in a total net charge of $2,031 million.  These charges included:

•	$755 million related to our JH LTC business where we completed a comprehensive long-term care claims experience study, including estimated favourable impacts of in-force rate increases,
•	$665 million with respect to increased equity volatility parameters and changes to bond return assumptions used to model variable annuities, and

•	$309 million related to lower ultimate reinvestment rates (“URR”) as a result of the current low interest rate environment, net of changes in the corporate spread grading methodology.

The results of the annual review are discussed in more detail in the section “Accounting Matters and Controls - Critical Accounting and Actuarial Policies - Review of Actuarial Methods and Assumptions” below.

Goodwill impairment charge

In the third quarter of 2010, in response to the decision to reposition the U.S. Insurance segment as well as our revised financial outlook for the U.S., the Company took a goodwill impairment charge of $1,039 million (US$1,000 million). This non-cash charge recorded in our Corporate and Other Segment does not have any impact on regulatory capital as goodwill is excluded from the determination of our Minimum Continuing Capital and Surplus Requirements

November 4, 2010 – Press Release Reporting Third Quarter Results

(“MCCSR”) ratio. For further details, refer to the “Accounting Matters and Controls” section below.

We expect to record an additional $2.2 billion of goodwill impairment under IFRS, which will be reflected in retained earnings when we begin to report under IFRS in 2011.  For the discussion on IFRS, please refer to “Future Accounting and Reporting Changes - Transition to International Financial Reporting Standards:” below.

Other favourable investment experience
The other net favourable investment experience is primarily attributed to the impact on policy liabilities of the fixed income investment activities to lengthen the duration of fixed income assets supporting policy liabilities.

The Company’s fixed income portfolio continued to perform very well relative to overall market conditions.  Net credit impairments of $17 million and charges related to credit downgrades of $9 million were less than the expected credit losses assumed in the valuation of policy liabilities.

In addition, real estate, timber and agriculture holdings also reported favourable results for the quarter, but were offset by lower earnings from our oil and gas holdings.

Losses on the hedged portion of the variable annuity business
As outlined in the Capital Markets Hedging Program section of the 2009 Annual Report, the profit (loss) of the hedge instruments will not fully offset the losses (gains) related to the guaranteed liabilities hedged, in any particular quarter, for a number of reasons.  In the third quarter, the loss of $83 million was primarily due to the un-hedged interest rate sensitivity and the impact of higher volatility.

Other net losses on the hedged variable annuity block
Our capital markets hedging program is designed to hedge the economic sensitivity of the best estimate cash flows.  The sensitivity of the provision for adverse deviation is not hedged, nor is the sensitivity of any changes to the best estimate cash flows that are not input to the hedge program on a real time basis.  In the third quarter of 2010, the impact of not hedging these amounts was a loss of $62 million.

Tax related gains on closed tax years and net policyholder experience gains
Gains of $101 million were booked in the third quarter relating to the closure of prior year tax issues. Policyholder experience was a gain of $27 million for the quarter with most insurance businesses reporting favourable claims experience.

Third quarter of 2009

Shareholders’ net loss was $172 million in the third quarter of 2009.   The loss was driven by $1,222 million of charges related to the decline in interest rates and $783 million from the review of actuarial methods and assumptions, partially offset by $1,265 million of gains related to the increase in the equity markets.  Adjusted earnings from operations for the third quarter of 2009 was $736 million.

Loss per Share and Return on Common Shareholders’ Equity18

The loss per common share for the third quarter of 2010 was $0.55 compared to a loss per share of $0.12 for the third quarter of 2009.  The return on common shareholders’ equity was minus 15.4 per cent for the third quarter of 2010 (minus 3.0 per cent for the third quarter of 2009).

18 Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 4, 2010 – Press Release Reporting Third Quarter Results

Premiums and Deposits
Our premiums and deposits (“P&D”) results are in line with our strategy of accelerating the growth of products that have favourable return on capital and that reduce risk while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed in the current environment.  To measure progress on these goals, we separately report the P&D of product lines we are targeting to grow from those that we are constraining.

•
Total Company P&D for insurance products that we are targeting to grow was up five per cent, on a constant currency basis, over the prior year to $4.6 billion for the third quarter of 2010. P&D reflects both P&D received on new sales as well as the recurring P&D on the growing in-force business.

•	Total Company P&D for the insurance lines we are not targeting to grow was $0.9 billion, a decrease of ten per cent from the prior year on a constant currency basis and due to lower sales.

•
Total Company P&D for the wealth businesses we are targeting to grow was $8.1 billion for the third quarter of 2010, an increase of four per cent over the prior year on a constant currency basis.  The growth in mutual funds was offset by lower fixed product sales in both the U.S. and Canada as well as lower sales in Group Retirement Solutions.

•
Total Company P&D for the wealth products we are not targeting to grow (VA and book value fixed deferred annuity products) amounted to $1.3 billion for the third quarter of 2010, a decrease of 47 per cent from the prior year on a constant currency basis.

Funds under Management
Total funds under management as at September 30, 2010 were $473.9 billion, an increase of $37.3 billion over September 30, 2009.  Contributing to the 12 month increase of $37.3 billion were $14 billion of net positive policyholder cash flows; $39 billion related to investment returns; $1.8 billion or 49 per cent of ABN AMRO TEDA Fund Management Co. Ltd.’s (“Manulife TEDA”) assets under management; $2 billion of senior and medium term notes and $2.5 billion of common share issuances.  These items were partially offset by the $12 billion impact of the stronger Canadian dollar; $6 billion of expenses, commissions and taxes; and a $1 billion credit facility repayment.

Capital

Total capital was $30.6 billion as at September 30, 2010, $0.1 billion lower than $30.7 billion as at September 30, 2009.  Capital increased as a result of $2.5 billion of common shares issued and $0.1 billion of net unrealized gains on AFS assets.  These increases were offset by the $0.7 billion negative impact of the strengthened Canadian dollar, $1.3 billion of net losses and $0.7 billion of shareholder dividends paid in cash.

The Manufacturers Life Insurance Company’s (“MLI”) consolidated regulatory capital ratio, MCCSR, was 234 per cent as at September 30, 2010, an increase of 13 points from June 30, 2010.  The increase was primarily the result of the $2 billion of debt raised in the third quarter by MFC and deployed to MLI, coupled with strong investment related gains and underlying earnings which more than offset the policy reserve strengthening.

November 4, 2010 – Press Release Reporting Third Quarter Results

Credit Ratings
The Company’s insurance company financial strength ratings are amongst the strongest enjoyed by public life insurance companies globally.  Maintaining strong credit ratings on the debt and preferred shares issued by MFC and its subsidiaries allows us to access the capital markets at competitive pricing levels.  Should these credit ratings materially decrease, our cost of funds may increase and our access to funding and capital through the capital markets could be reduced.

Manulife Financial, like many of its industry peers, has experienced rating downgrades during the global economic turmoil.  During the third quarter of 2010, Standard and Poor's lowered the AA+ financial strength ratings of our operating companies to AA and has maintained a negative outlook, Moody's placed our Aa3 insurance operating company ratings under review, Fitch lowered our insurance operating company ratings from AA to AA- and changed the outlook from negative to stable and A.M. Best placed our financial strength rating of A+ and our issuer credit rating of “aa” under review.  On August 9, 2010, DBRS confirmed our Claims Paying Ability rating at IC-1 with a stable outlook and downgraded MFC’s Non-Cumulative Preferred Shares and Medium Term Notes ratings by one notch to Pfd-2 (high) and A (high) respectively, with a stable trend.  The conclusion of Moody’s and A.M. Best’s reviews may result in no change in the respective ratings, or may result in a downgrade of  the Company’s insurance company financial strength ratings and/or the issuer credit ratings of MFC and its subsidiaries.

The following table summarizes the financial strength and claims paying ability ratings of MLI and certain of its subsidiaries as at November 3, 2010.

Financial Strength/Claims Paying Ability Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	AA	Aa3	IC-1	AA-	A+
John Hancock Life Insurance Company (U.S.A.)	AA	Aa3	Not Rated	AA-	A+
Manulife (International) Limited	AA	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AA	Not Rated	Not Rated	Not Rated	Not Rated

November 4, 2010 – Press Release Reporting Third Quarter Results

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Income (Loss) Attributed to Shareholders (millions)	206	(720)	(601)
Premiums & Deposits (millions)	1,809	1,774	2,020
Funds under Management (billions)	77.3	75.3	66.3

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	199	(701)	(547)
Premiums & Deposits (millions)	1,741	1,727	1,838
Funds under Management (billions)	75.1	71.0	61.8

U.S. Insurance reported net earnings attributed to shareholders of US$199 million for the third quarter of 2010, compared to a net loss of US$547 million for the prior year. Included in the third quarter of 2010 are net experience gains of US$41 million (2009 – losses of US$557 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$148 million primarily due to lower new business strain, favourable John Hancock Life claims experience and improved John Hancock Long-Term Care claims experience following the update in the annual review of policy liability assumptions for the results of a comprehensive long-term care claims experience study. The year-to-date net loss attributed to shareholders was US$376 million compared with a net loss of US$1,162 million for the first three quarters of 2009.

Premiums and deposits for the third quarter were US$1.7 billion, US$0.1 billion or five per cent lower than the third quarter of 2009 primarily due to lower levels of universal life sales partially offset by higher Federal Long Term Care Insurance Program deposits where, effective late 2009, John Hancock became the sole carrier.

Funds under management as at September 30, 2010 were US$75 billion, up 21 per cent from September 30, 2009 due to business growth over the last 12 months, an increase in the market value of funds under management and the deposit received in the fourth quarter of 2009 related to the Federal Long Term Care Insurance Program.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Income (Loss) Attributed to Shareholders (millions)	340	(504)	593
Premiums & Deposits (millions)	6,455	6,857	7,169
Funds under Management (billions)	186.4	178.2	176.5

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	328	(490)	541
Premiums & Deposits (millions)	6,210	6,674	6,531
Funds under Management (billions)	181.0	168.0	164.6

U.S. Wealth Management reported net income attributed to shareholders of US$328 million for the third quarter of 2010, compared to net income of US$541 million for the prior year.  Included in the third quarter of 2010 are net experience gains of US$171 million (2009 – US$393 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to

November 4, 2010 – Press Release Reporting Third Quarter Results

shareholders increased by US$9 million.  Higher fee income in John Hancock Wealth Asset Management (JH Retirement Plan Services and JH Mutual Funds) from higher average assets under management was partially offset by the costs associated with the hedging of additional in-force variable annuity guaranteed value in the last 12 months.  The year-to-date net income attributed to shareholders was US$174 million compared with US$1,365 million for the first three quarters of 2009.

Premiums and deposits, excluding variable annuities and book value fixed deferred annuities, for the third quarter were US$5.6 billion, up eight per cent from US$5.1 billion for the third quarter of 2009, driven by higher sales in John Hancock Wealth Asset Management. Premiums for book value fixed deferred annuities declined US$0.6 billion as a result of the suspension of new sales. Premiums and deposits of variable annuities were US$0.6 billion, down US$0.2 billion from the third quarter of 2009 as a result of ongoing risk management initiatives.

Funds under management as at September 30, 2010 were US$181 billion, up 10 per cent from September 30, 2009. The increase was driven by a combination of investment returns and net policyholder cash flows over the last 12 months.

Canadian Division

	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Income (Loss) Attributed to Shareholders (millions)	358	(344)	113
Premiums & Deposits (millions)	3,812	3,991	4,075
Funds under Management (billions)	109.2	104.1	101.1

Canadian Division reported net income attributed to shareholders of $358 million for the third quarter of 2010, up $245 million from $113 million reported for the prior year.  The net income for the third quarter of 2010 included net experience gains of $100 million (2009 – losses of $203 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.

Excluding these items, net income attributed to shareholders declined by $58 million. Strong sales growth in Individual Insurance and mutual funds, in combination with lower sales of variable annuities and declining market yields, drove higher strain on new business which reduced earnings in the quarter. The positive impact from growth in asset levels in our wealth management operations and Manulife Bank was offset by costs associated with hedging variable annuity guarantees and less favourable lapse experience than a year ago.  The year-to-date net income attributed to shareholders was $315 million compared with $361 million for the same period of 2009.

Premiums and deposits, excluding variable annuities, for the quarter were $3.3 billion, consistent with the third quarter of 2009.  Retail mutual fund deposits were almost triple third quarter 2009 levels as consumers continued to favour funds targeting yield and safety.   The growth in mutual funds was offset by lower sales of fixed rate wealth management products relative to a year ago.  In 2009, group retirement sales were boosted by strong sales in the group annuity market as compared to 2010 when industry activity declined as a result of the low interest rate environment; and by the exit of a competitor from the Canadian market.  Deposits for variable annuity products for the quarter were $0.5 billion compared to $0.8 billion in the same period in 2009.

Funds under management as at September 30, 2010 were $109.2 billion, up eight per cent from September 30, 2009. The increase reflects the impact of equity market appreciation and the decline in interest rates on reported asset values, as well as growth across the division driven by positive net sales in wealth products over the past twelve months.

November 4, 2010 – Press Release Reporting Third Quarter Results

Asia Division
	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Income (Loss) Attributed to Shareholders (millions)	567	(710)	417
Premiums & Deposits (millions)	2,265	2,351	1,949
Funds under Management (billions)	67.0	61.8	58.4

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	546	(693)	380
Premiums & Deposits (millions)	2,184	2,285	1,775
Funds under Management (billions)	65.0	58.2	54.5

Asia Division reported net income attributed to shareholders of US$546 million for the third quarter of 2010 was US$166 million higher than the US$380 million reported a year earlier.  Net income for the third quarter of 2010 included net experience gains of US$327 million (2009 – US$166 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders grew by US$5 million primarily due to new business and in-force growth in Japan and Indonesia. The year-to-date net income attributed to shareholders was US$265 million compared with US$1,256 million for the first three quarters of 2009.

Premiums and deposits, excluding variable annuities, for the third quarter of 2010 were US$2.0 billion, up 33 per cent from US$1.5 billion reported in the third quarter of 2009.  Higher premiums and deposits were fueled by strong insurance premiums growth from all territories, a result of continued distribution channel expansion and successful new product launches. Mutual fund sales growth was driven by the recently acquired asset management joint venture in China, Manulife TEDA, and higher mutual fund sales in Taiwan and Hong Kong.  Premiums and deposits for variable annuity products for the third quarter were US$156 million, down from US$247 million reported in the third quarter of 2009.

Funds under management as at September 30, 2010 were US$65.0 billion, up 19 per cent from September 30, 2009. Growth was driven by net policyholder cash inflows of US$3.4 billion across the territories in the past 12 months, higher investment returns due primarily to recovering markets and assets under management of US$1.8 billion related to the acquired 49 per cent interest in Manulife TEDA.

Reinsurance Division

	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Income Attributed to Shareholders (millions)	36	4	65
Premiums & Deposits (millions)	251	241	267

U.S. dollars
Net Income Attributed to Shareholders (millions)	35	4	59
Premiums & Deposits (millions)	241	234	243

Reinsurance Division’s net income attributed to shareholders for the third quarter of 2010 was US$35 million compared to US$59 million for the prior year.  The net income for the third quarter of 2010 included net experience gains of US$8 million (2009 – loss of US$16 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders declined by US$48 million, primarily attributable to unfavourable claims

November 4, 2010 – Press Release Reporting Third Quarter Results

experience driven by a significant increase in the number and amount of large Life Reinsurance claims reported and lower gains experienced on the segregated fund guarantees due to the stronger U.S. equity market performance in the third quarter of 2009.  The year-to-date net income attributed to shareholders was US$90 million compared with US$145 million for the first three quarters of 2009.

Premiums for the third quarter were US$241 million, down one per cent from US$243 million reported in the third quarter of 2009.  The decline is mainly due to lower Life Reinsurance premiums resulting from fluctuations in client reporting partly offset by higher International Group Program premiums where the positive impact from higher volumes was largely dampened by a weakened Euro against the U.S. dollar.

Corporate and Other

	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Loss Attributed to Shareholders (millions)	(2,454)	(104)	(759)
Funds under Management (billions)	31.3	32.0	31.5

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions and model enhancements, Investment Division’s external asset management business, the John Hancock Accident and Health operation and other non-operating items.

Corporate and Other reported a net loss attributed to shareholders of $2,454 million for the third quarter of 2010 compared to a net loss of $759 million for the prior year.

The current quarter’s net loss included a number of notable items:

•	Changes in actuarial methods and assumptions of $2,031 million,
•	Charges related to the impairment of goodwill related to the U.S. insurance segment of $1,039 million, and
•	Gains of $569 million on the sale of bonds.

Excluding these items earnings for Corporate and Other for the third quarter were $47 million.

The loss of $759 million in the third quarter of 2009 included charges related to changes in actuarial methods and assumptions of $783 million.  Excluding these items earnings for Corporate and Other were $24 million for the prior year.

The year-to-date net loss attributed to shareholders was $2,681 million compared with a net loss of $1,635 million for the first three quarters of 2009.

Funds under management of $31.3 billion as at September 30, 2010 include assets managed by MFC GIM on behalf of institutional clients of $22.9 billion as at September 30, 2010 compared to $24 billion as at September 30, 2009.  MFC GIM also manages $98.2 billion of assets that are included in the segregated funds, mutual funds and other managed funds of the operating divisions, an increase of $16.4 billion from the prior year of $81.8 billion.  The $31.3 billion of funds under management includes $8.6 billion of the Company’s own funds compared with $7.7 billion as at September 30, 2009.  The increase of $900 million relates to the share and debt issuances over the past 12 months, partially offset by the impact of the strengthened Canadian dollar.

November 4, 2010 – Press Release Reporting Third Quarter Results

RISK MANAGEMENT

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis (“MD&A”) in our 2009 Annual Report and the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports.

Capital Markets Risk Management Strategies
The Company has a goal of executing additional hedges so that approximately 60 per cent of our underlying earnings sensitivity to equity market movements is hedged by the end of 2012 (as compared to approximately 25 per cent as at September 30, 2010) and approximately 75 per cent of our underlying earnings sensitivity to equity market movements is hedged by the end of 2014 through a combination of time-scheduled and market-trigger based actions.

The Company expects to take actions that would further reduce its interest rate exposures as measured by the impact on shareholders’ net income by approximately one-quarter by the end of 2012 and by approximately one-half by the end of 2014. As measured by the impact on shareholders’ economic value the exposures would be reduced by approximately one-third by the end of 2012 and by approximately two-thirds by the end of 2014, through a combination of time-scheduled and market-trigger based actions.

Caution related to risk exposures
The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting our assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  Given the nature of these calculations, we cannot provide assurance that the actual impact on shareholders’ economic value or net income attributed to shareholders will be as indicated.

General Fund – Risk Exposure Measures

i)  Impact of changes in interest rates on shareholders’ economic value

The impact on shareholders’ economic value as a result of interest rate movements on the assets and liabilities in the general fund is calculated as the change in the net present value of future after-tax cash flows related to assets including fixed income securities designated as AFS, derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates at all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

November 4, 2010 – Press Release Reporting Third Quarter Results

1% change in interest rates (1)
As at	September 30, 2010		June 30, 2010		December 31, 2009
(Canadian $ in millions)	Decrease	Increase	Decrease	Increase	Decrease	Increase
Insurance	$(1,960)	$1,140	$(2,400)	$1,550	$(2,070)	$1,300
Wealth Management excluding variable annuities	(200)	80	(200)	120	(210)	110
Variable annuity guarantee business(2)	(620)	240	(580)	280	(130)	90
Shareholders' equity account	1,060	(820)	730	(580)	540	(400)
Total	$(1,720)	$640	$(2,450)	$1,370	$(1,870)	$1,100

(1)  See “Caution related to risk exposures” above.

(2)  The increases in the sensitivities from December 31, 2009 to September 30, 2010 were in part due to the increase in the policy liabilities for variable annuity guarantees.  In addition, the September 30, 2010 and June 30, 2010 sensitivities also include the variable annuity hedged business, which was not included in the December 31, 2009 sensitivities.  The September 30, 2010 sensitivities include $(440) million and $240 million related to the hedged block, for the 1% decrease and 1% increase in rates, respectively.

ii)	Impact of changes in interest rates on net income attributed to shareholders
The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a one per cent increase in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates, was estimated to be an increase of approximately $1,800 million as at September 30, 2010 (December 31, 2009 – approximately $1,600 million) and for a one per cent decrease in government, swap and corporate rates at all maturities, across all markets with no change in spreads between government, swap and corporate rates and with a floor of zero on interest rates was estimated to be a decrease of approximately $2,200 million as at September 30, 2010 (December 31, 2009 – approximately $2,200 million).  This sensitivity to a one per cent decrease in interest rates includes approximately $400 million related to the hedged block of variable annuity business (December 31, 2009 – approximately $100 million).

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a 50 basis point decrease in corporate spreads at all maturities across all markets was estimated to be a decrease of approximately $600 million as at September 30, 2010 (December 31, 2009 – approximately $1,000 million). In the determination of earnings sensitivities to changes in Corporate bond spreads, we assume an immediate drop in spreads, followed by a return over five years to expected long-term average levels.

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a 20 basis point increase in swap spreads at all maturities across all markets was estimated to be a decrease of approximately $200 million as at September 30, 2010 (December 31, 2009 – approximately $100 million).

The net income sensitivity measures the impact of a change in current interest rates, but consistent with the methodology of determining policy liabilities, does not consider a change in interest rates assumed for new investments made and assets sold 20 or more years into the future.  For new investments made or assets sold within the first 20 years, the calculation of policy liabilities assumes future interest rates first fall from current interest rates by 10 per cent and then grade evenly to the rates assumed after 20 years, otherwise known as the ultimate re-investment rates.  Current treasury rates are lower than the ultimate re-investment rates assumed in valuation.  The net income sensitivity also assumes no gain or loss is realized on our fixed income investments that are designated as AFS.

November 4, 2010 – Press Release Reporting Third Quarter Results

iii)           Impact of changes in interest rates on MLI’s MCCSR ratio

Changes in interest rates also impact our available and required components of the MCCSR calculation.  The following table shows the potential impact to MLI’s MCCSR ratio due to a one per cent change in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates and with a floor of zero on interest rates.

As at	September 30, 2010	June 30, 2010	December 31, 2009
Change in interest rates (1)	(percentage points)	(percentage points)	(percentage points)
1% decrease	(26)	(30)	(24)
1% increase	21	24	20

(1)  See “Caution related to risk exposures” above.

iv)	Impact of changes in public equity market values on net income attributed to shareholders from general fund investments
The potential impact on net income attributed to shareholders arising from general fund publicly traded equities and other non-fixed income assets supporting policy liabilities of an immediate 10 per cent change in market values of publicly traded equities and other non-fixed income assets is shown in the table below.  This impact is based on a point-in-time impact and does not include:  (a) any potential impact on non-fixed income asset weightings; (b) any losses on non-fixed income investments held in the Corporate and Other segment; or (c) any losses on non-fixed income investments held in Manulife Bank.  As noted above, if the non-fixed income asset weightings on assets supporting policy liabilities reduce, we may be required to increase our policy liabilities resulting in a reduction to net income.

Change in market values (1)
As at	September 30, 2010		June 30, 2010		December 31, 2009
	Publicly traded	Other non-	Publicly traded	Other non-	Publicly traded	Other non-
(Canadian $ in millions)	equities	fixed income(2)	equities	fixed income(2)	equities	fixed income(2)
10% decrease in market values	$(117)	$(855)	$(110)	$(763)	$(84)	$(647)
10% increase in market values	$118	$969	$105	$798	$81	$639

(1) See “Caution related to risk exposures” above.
(2) Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

Off-Balance Sheet Products and General Fund Equity Market Risk Exposure Measures

i)  Variable annuity investment related guarantees

Of the variable annuity investment related guarantees, 54 per cent of the guarantee value was either hedged or reinsured at September 30, 2010 compared to 35 per cent at December 31, 2009.

The table below shows selected information regarding the Company’s variable annuity investment related guarantees:

November 4, 2010 – Press Release Reporting Third Quarter Results

As at			September 30, 2010		December 31, 2009
(Canadian $ in millions)	Guarantee value	Fund value	Amount at risk (3)	Guarantee value	Fund value	Amount at risk (3)
Gross living benefits(1)	$95,597	$87,111	$12,311	$92,183	$83,693	$12,710
Gross death benefits(2)	17,240	12,807	3,705	18,455	13,282	4,414
Total gross benefits	$112,837	$99,918	$16,016	$110,638	$96,975	$17,124
Living benefits reinsured	$7,501	$5,507	$2,000	$8,012	$5,818	$2,200
Death benefits reinsured	5,283	4,149	1,342	5,985	4,639	1,577
Total reinsured	$12,784	$9,656	$3,342	$13,997	$10,457	$3,777
Total, net of reinsurance	$100,053	$90,262	$12,674	$96,641	$86,518	$13,347
Living benefits hedged	$43,373	$42,504	$3,264	$24,399	$24,137	$1,782
Death benefits hedged	4,865	2,971	712	481	317	10
Total hedged	$48,238	$45,475	$3,976	$24,880	$24,454	$1,792
Living benefits retained	$44,723	$39,100	$7,047	$59,772	$53,738	$8,728
Death benefits retained	7,092	5,687	1,651	11,989	8,326	2,827
Total, net of reinsurance and hedging	$51,815	$44,787	$8,698	$71,761	$62,064	$11,555

(1)
Living benefits include maturity/income/withdrawal/long-term care benefits.  Where a policy also includes a death benefit, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (2).

(2)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(3)	Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable.

Variable annuity guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $5,392 million at September 30, 2010 (December 31, 2009 – $1,671 million).  The policy liabilities include both the hedged and the un-hedged business.  For un-hedged business, policy liabilities were $2,787 million at September 30, 2010 (December 31, 2009 – $1,738 million).  The policy liabilities for the hedged block were $2,605 million (December 31, 2009 – $(67) million).  The increase in the policy liabilities related to the hedged block was primarily due to the change in the value of the dedicated hedge portfolio and the adverse impact from basis changes.

ii) Impact of changes in public equity market values on shareholders’ economic value arising from variable products and other managed assets
The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields.  The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees, as well as the asset portfolio, including derivatives, assigned to hedge the guarantees.

The asset portfolio designed to hedge the guarantees consists of cash and derivatives. We short exchange traded equity index and government bond futures and execute lengthening interest rate swaps in order to hedge the economic sensitivity of our best estimate cash flows to fund performance and interest rate movements. The sensitivity of the provision for adverse deviation is not hedged, nor is the sensitivity of any changes to the best estimate cash flows that are not input to the hedge program on a real time basis.  We dynamically rebalance these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments may not fully offset the losses (gains) related to the guarantee policy liabilities hedged because:

(a)	the performance of the underlying funds hedged may differ from the performance of the derivatives held within the hedge portfolio;

November 4, 2010 – Press Release Reporting Third Quarter Results

(b)	the performance on a small portion of the underlying funds is not hedged due to lack of availability of exchange traded derivatives that would provide an effective hedge;

(c)	a portion of interest rate risk is not hedged;

(d)	policy liabilities include some provisions for adverse deviation which are not hedged;

(e) changes to the best estimate cash flows may not be input into the hedge program on a real time basis, and

(f)	not all other risks are hedged (see MD&A in the 2009 Annual Report).

In determining the risk exposure measures related to a change in market value of equity funds, we have applied the following assumptions for the effectiveness of the hedging program portion.  For a 10, 20 and 30 per cent decrease in the market value of equities within the segregated funds of variable annuities, the profit from the hedge portfolio is assumed to offset 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the hedged guarantees.   For a 10, 20 and 30 per cent increase in the market value of equities within the segregated funds of variable annuities, the loss from the hedge portfolio is assumed to be 20, 25 and 30 per cent greater, respectively, than the gain arising from the change in the policy liabilities of the hedged guarantees. These assumptions are included in the table below and the tables under iii), iv) and v) below.  Actual experience may vary from these assumptions.

The table below shows the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at (Canadian $ in millions)	September 30, 2010			June 30, 2010			December 31, 2009
Decrease in market value of equity funds (1)	10%	20%	30%	10%	20%	30%	10%	20%	30%
Market-based fees	$(500)	$(1,010)	$(1,550)	$(490)	$(1,010)	$(1,570)	$(470)	$(960)	$(1,480)
Variable product guarantees	(490)	(1,210)	(2,170)	(530)	(1,290)	(2,270)	(450)	(1,080)	(1,930)
Total	$(990)	$(2,220)	$(3,720)	$(1,020)	$(2,300)	$(3,840)	$(920)	$(2,040)	$(3,410)

Increase in market value of equity funds (1)	10%	20%	30%	10%	20%	30%	10%	20%	30%
Market-based fees	$520	$1,060	$1,620	$470	$950	$1,440	$490	$1,000	$1,520
Variable product guarantees	270	440	560	260	430	520	290	490	600
Total	$790	$1,500	$2,180	$730	$1,380	$1,960	$780	$1,490	$2,120

 (1) See “Caution related to risk exposures” above.

November 4, 2010 – Press Release Reporting Third Quarter Results

iii)           Impact of changes in public equity market values on shareholders’ economic value arising from both variable products and from general fund investments

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities and the shareholders’ equity account for other than variable products, to the sensitivities in table ii) above (“Impact of changes in public equity market values on shareholders’ economic value arising from variable products and other managed assets”).

Change in market value of equity funds (1)

As at (Canadian $ in millions)	September 30, 2010	June 30, 2010	December 31, 2009
10% decline	$(1,200)	$(1,300)	$(1,200)
20% decline	(2,700)	(2,800)	(2,600)
30% decline	(4,400)	(4,600)	(4,200)
10% increase	1,000	1,000	1,000

(1)  See “Caution related to risk exposures” above.

iv)	Impact of changes in public equity market values on net income attributed to shareholders arising from variable products

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate 10, 20 and 30 per cent decline and a ten per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.  The assumptions with respect to performance of the variable annuity hedging program are the same as outlined in section ii) above (“Impact of changes in public equity market values on shareholders’ economic value arising from variable products and other managed assets”).

Change in market value of equity funds (1)

As at (Canadian $ in millions)	September 30, 2010	June 30, 2010	December 31, 2009
10% decline	$ (1,200)	$ (1,200)	$ (1,100)
20% decline	(2,600)	(2,700)	(2,600)
30% decline	(4,300)	(4,400)	(4,400)
10% increase	900	900	900

(1)  See “Caution related to risk exposures” above.

v)	Impact of changes in public equity market values on net income attributed to shareholders arising from both variable products and from general fund investments

November 4, 2010 – Press Release Reporting Third Quarter Results

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities for other than variable products, to the sensitivities in table iv) above (“Impact of changes in public equity market values on net income attributed to shareholders arising from variable products”).

Change in market value of equity funds (1)

As at (Canadian $ in millions)	September 30, 2010	June 30, 2010	December 31, 2009
10% decline	$ (1,300)	$ (1,300)	$ (1,200)
20% decline	(2,800)	(2,900)	(2,800)
30% decline	(4,600)	(4,700)	(4,600)
10% increase	1,000	1,000	1,000

(1)	See “Caution related to risk exposures” above.

vi) Impact of changes in public equity market values on MLI’s MCCSR ratio from variable products and general fund investments

Changes in equity markets also impact our available and required components of the MCCSR calculation.  The following table shows the potential impact to MLI’s MCCSR ratio of an immediate 10, 20 and 30 per cent decline and a ten per cent increase in public equity market values.

As at	September 30, 2010	June 30, 2010	December 31, 2009
Change in market value of equity funds (1)	(percentage points)	(percentage points)	(percentage points)
10% decline	(12)	(13)	(11)
20% decline	(25)	(27)	(25)
30% decline	(42)	(44)	(42)
10% increase	7	8	13

(1)  See “Caution related to risk exposures” above.

Insurance Risk

Effective June 29, 2010, the Company increased its global retention limit for individual life insurance from US$20 million to US$30 million and for survivorship life insurance from US$25 million to US$35 million.

TAX RELATED CONTINGENCY

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes.  We continue to believe that deductions originally claimed in relation to these arrangements are appropriate.  Although not expected to occur, should the tax attributes of all our leveraged leases be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$213 million as at September 30, 2010.

ACCOUNTING MATTERS AND CONTROLS

Critical Accounting and Actuarial Policies

Our significant accounting policies are described in note 1 to the annual consolidated financial statements on pages 81 to 85 of our 2009 Annual Report. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities (“VIEs”), determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and

November 4, 2010 – Press Release Reporting Third Quarter Results

intangible assets as described on pages 56 to 63 of our 2009 Annual Report.  In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Review of Actuarial Methods and Assumptions

Impact of 2010 Q3 Changes in Assumptions and Methodology (by category)
The comprehensive 2010 review of valuation methods and assumptions was completed in the third quarter of 2010.  In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

The 2010 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $2,832 million in the third quarter. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in net income attributable to shareholders of post-tax $2,031 million. Year-to-date, the net increase in policy liabilities from valuation method and assumptions reviews is $2,816 million, with a shareholders’ post-tax income impact of $(2,018) million.

The following table summarizes the third quarter pre-tax policy liability impact of the basis changes by key category, as well as the corresponding impact on shareholders’ net income (post-tax).

(C$ millions) Assumption	To Policy Liabilities	To Net Income Attributable to Shareholders
Mortality and morbidity
Long-term care	$1,161	$(755)
Other	(258)	182
Lapses and policyholder behaviour	648	(485)
Expenses	(116)	104
Investment returns
Variable annuity parameter update	872	(665)
Ultimate reinvestment rates/grading for corporate spreads	441	(309)
Other	94	(175)
Other valuation model methodology and model refinements	(10)	72
Net Impact	$2,832	$(2,031)

Long-term care mortality and morbidity changes
John Hancock Long-Term Care completed a comprehensive long-term care claims experience study, including estimated favourable impacts of in-force rate increases.  As a result:

•
Expected claims costs increase primarily due to increased ultimate incidence at higher attained ages, anti-selection at older issue ages and improved mortality, partially offset by better experience on business sold in the last seven years due to evolving underwriting tools.  These collectively resulted in an increase in Active Life Reserves of $ 3.2 billion.

•	Disabled Life Reserves were also strengthened by $0.3 billion to reflect emerging continuance and salvage experience for Retail and Fortis blocks.

•	Claims margins were harmonized for the pre and post rate stabilization blocks. The reduction in margins resulted in a reserve release of $0.2 billion.

November 4, 2010 – Press Release Reporting Third Quarter Results

•
Expected future premium increases reduced reserves by $2.2 billion resulting in a total of $3.0 billion of future premium increases assumed in the reserves.  Premium increases averaging approximately 40 per cent will be sought on 80 per cent of the in-force business.  We have factored into our assumptions our best estimate of the timing and amount of state approved premium increases.  Our actual experience obtaining price increases could be materially different than we have assumed, resulting in further policy liability increases or reserve releases which could be material.

Other mortality and morbidity changes
Policy liabilities were reduced primarily due to improved mortality in Canadian individual insurance.

Lapse and policyholder behavior assumptions
Policy liabilities were increased by:

•	$338 million to better reflect emerging recent lower lapse experience on U.S. and Canadian variable annuity business contracts that are in-the-money,

•	$265 million for emerging experience on renewal term business in Canada individual insurance, and

•	$45 million attributed to emerging termination experience for protection businesses in Asia.

Expenses
Policy liabilities were reduced by $228 million to reflect lower investment related expenses across most business units, partially offset by a net increase in projected business maintenance expenses across several U.S. business lines.

Variable annuity parameter updates
The annual update to stochastic parameters used to calculate variable annuity policy liabilities resulted in a $461 million reserve strengthening in the U.S., $247 million in Japan and $164 million in Canada.  Of this total strengthening, $416 million was related to updates to equity volatility parameters and $456 million was related to updates to mean bond returns.

Stochastic parameters are reviewed annually as part of our method and assumption review.  Equity volatility parameters were updated to reflect experience observed in 2009.  The resulting volatility parameters were increased from 15.55% to 16.55% in the U.S. and from 16.55% to 18.05% in Canada.

Bond mean returns were also adjusted to reflect the recent market yield environment. Assumed bond mean returns were decreased by 50 basis points in the U.S. and 80 basis points in Canada, while in Japan the bond mean returns increased by 25 basis points.

Other investment returns
Changes to the URRs and assumptions for expected future fixed income spreads contributed to an increase in policy liabilities of $441 million.  Policy liabilities were increased by $94 million due to enhancements of asset modeling across several business units.

Other valuation model methodology and model refinements
A number of business specific modeling refinements were made to improve the projection of the future cash flows on in-force business, netting to a reserve release of approximately $10 million.  The two main items consisted of the modeling of tax cash flows, which netted to a reserve release of approximately $195 million, offset by several refinements to modeling of liabilitiy cash flows.

November 4, 2010 – Press Release Reporting Third Quarter Results

Impact of 2010 Q1 and Q2 Changes in Assumptions and Methodology
Assumption updates in Q1 and Q2 released reserves of $16 million, resulting in a post-tax earnings impact of $13 million.  These changes consisted largely of refinements to valuation models.

Sensitivity of Policy Liabilities to Changes in Assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Sensitivity of Policy Liabilities to Changes in Asset Related Assumptions

(C $ millions)	Increase (Decrease) in Post-Tax Income
As at	September 30, 2010		December 31, 2009
Asset Related Assumptions Updated Periodically in Valuation Basis Changes	increase	decrease	increase	decrease
100 basis point change in ultimate fixed income re-investment rates (1)	$1,500	$(1,900)	$1,200	$(1,700)
100 basis point change in future annual returns for public equities (2)	900	(1,000)	1,000	(1,000)
100 basis point change in future annual returns for other non fixed income assets (3)	3,100	(3,000)	2,200	(2,300)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling (4)	(300)	300	(300)	400

(1)
The long-term URRs are assumed to be changed, after a 100 basis point correction in starting interest rates. The URRs for risk free bonds in Canada are 1.9% per annum and 3.8% per annum for short and long-term bonds, respectively, and in the U.S. are 1.6% per annum and 4.0% per annum for short and long-term bonds, respectively.  Since the long term URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the September 30, 2010 government bond rates, the impact of future changes to the URRs could be material to net income.

(2)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historic observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities.  For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $800 million (December 31, 2009  – $800 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(800) million (December 31, 2009 – $(900) million).

(3)
Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The assumed returns on other non-fixed income assets net of provisions for adverse deviation and after taking into account the impact of differential taxation, have a similar impact on policyholder liabilities as the assumptions for public equities.  The increased sensitivity from December 31, 2009 to September 30, 2010 is primarily related to the second order impact of the decline in interest rates as well as the higher future demand anticipated in the Long-Term Care segment.

November 4, 2010 – Press Release Reporting Third Quarter Results

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

Goodwill Impairment Testing
As disclosed in our 2009 Annual Report, the results of our year end 2009 goodwill impairment testing for our U.S. Insurance and U.S. Wealth reporting units indicated a lower margin of fair value in excess of carrying value than in prior years given the impact of the economic conditions and changes in product mix. In light of the continuing impact of the deterioration in the overall U.S. economic environment, including persistent low interest rates, and management decisions in the third quarter to further reposition our U.S. business and the resultant reduction or elimination of products that give rise to significant earnings sensitivity or produce low returns on capital employed, the Company has updated its goodwill impairment testing in advance of the annual review typically performed in the fourth quarter. The testing completed during the quarter resulted in an impairment of the goodwill in our U.S. Insurance reporting unit in the amount of US$1,000 million of the total goodwill of US$2,318 million for the reporting unit.  The impairment charge, which has been recorded in our Corporate and Other segment, is a non-cash item and does not affect our ongoing operations or our regulatory capital ratios.  For further information, refer to note 3 to our unaudited interim consolidated financial statements. Refer also to “Future Accounting and Reporting Changes – Transition to International Financial Reporting Standards:” below for implications of goodwill impairment testing under IFRS.

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards:

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  We will adopt IFRS as a replacement of current Canadian GAAP for fiscal periods beginning the first quarter of 2011, with corresponding comparative financial information for 2010.

Based on our current analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the expected impairment of goodwill, discussed further below, we do not expect these accounting differences to have a significant impact on the financial statements upon adoption.  Further, we do not expect that the initial adoption of IFRS will have a significant impact on our disclosure controls and procedures, information technology systems or our business activities.

Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS, as at January 1, 2010 will be recorded in opening retained earnings. We are in the process of quantifying these adjustments and cannot reasonably estimate the impacts of these adjustments at this time.

In general, an entity is required to apply the principles under IFRS on a retrospective basis, however, certain optional exemptions from retrospective application exist for topics where it would be operationally impracticable.  A summary of our significant preliminary first time adoption elections under IFRS 1– “First Time Adoption of IFRS” include:

Topic	Expected impact on the consolidated financial statements
Business combinations
We do not expect to restate prior business combinations due to the complexities in obtaining historical valuations and instead expect to apply the IFRS requirements prospectively to acquisitions completed after January 1, 2010.

Foreign currency
We expect to elect the one-time option to reset the cumulative translation account (“CTA”) to zero upon adoption of IFRS to facilitate the translation of self sustaining foreign operations prospectively. The CTA balance at December 31, 2009, prior to the adoption of IFRS was ($5,148) million.

Employee benefits
We do not expect to recognize the unamortized actuarial gains and losses associated with our defined benefit pension plans in retained earnings upon transition to IFRS and instead expect to apply the IFRS requirements for employee benefits retrospectively as sufficient data exists to perform this calculation and it is not operationally impracticable to do so.

November 4, 2010 – Press Release Reporting Third Quarter Results

The remaining first time adoption elections under IFRS 1 are either not applicable or are not expected to have a material impact on our financial statements.

The key identified measurement differences between Canadian GAAP and IFRS are outlined below.  As outlined above, based on our current analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the expected impairment of goodwill, we do not expect these accounting differences to have a significant impact on the financial statements in 2011.

Topic	Expected impact on the consolidated financial statements
Goodwill
The testing for impairment of goodwill at the cash generating unit level under IFRS, a more granular level than Canadian GAAP and U.S.GAAP, could result in more frequent impairment charges prospectively.  As a result of a more granular level of testing under IFRS, and in light of the continuing deterioration in the overall U.S. economic environment, including persistent low interest rates, and recent decisions in Q3 2010 regarding the revised financial outlook for the U.S. insurance business as a result of the repositioning of that business, we expect to record a potential impairment charge of approximately $2.2 billion in excess of the impairment charge recorded under Canadian GAAP, attributable to our U.S. Life and U.S. Wealth operations. This charge will be split between our IFRS Opening Balance Sheet (through retained earnings) at January 1, 2010 and the third quarter 2010 comparative IFRS results based on the facts and circumstances that existed at the time of the IFRS Opening Balance Sheet and third quarter 2010, respectively. We expect to complete our analysis of the expected impairment under IFRS and appropriate allocation during the fourth quarter of 2010. Any goodwill impairment charge recorded under IFRS would not impact regulatory capital, as goodwill is excluded from the determination of MCCSR.

Investment contracts
The definition of insurance contracts differs between the two accounting bases.  Products that do not meet the definition of insurance are classified as investment contracts under IFRS and represent less than three per cent of total policyholder liabilities. These products will be measured as a financial liability at amortized cost or fair value, if elected.  We have selected accounting policies for the measurement of these contracts to ensure consistent measurement between assets and liabilities.  Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce an earnings mismatch with the measurement of the liability.  Currently such bonds are measured at fair value under the fair value option under Canadian GAAP.

Embedded derivatives
Additional embedded derivatives within insurance contracts will be presented separately in other assets or other liabilities and will be measured at fair value under IFRS with changes in fair value reported in earnings.

Real estate, agriculture and private equity investments
Investments in real estate assets will be measured at fair value with the exception of owner-occupied properties which will be measured at historical cost less accumulated depreciation. Investments in agriculture assets, such as timber, will be measured at fair value with changes in fair value reported in earnings. Investments in private equities are currently held at cost under Canadian GAAP but will be measured at fair value under IFRS.  As noted below, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities.

Investments in leveraged leases
There is no specific guidance for the measurement of leveraged lease investments under IFRS.  These investments will be measured in a similar manner to a capital lease with income recognized on a constant yield basis under IFRS.

Investments in oil and gas properties
We expect to measure asset retirement obligations relating to investments in oil and gas properties using a risk free discount rate under IFRS as opposed to a credit adjusted discount rate under Canadian GAAP.  This difference also impacts the cumulative depletion expense recognized on these properties to date.

Impairments of AFS equity securities
Impairment charges under IFRS are recorded for AFS equity instruments if declines in the carrying value are significant or prolonged, irrespective of future expectations for recovery. Under Canadian GAAP, impairment charges are not recorded when such declines in value are considered to be temporary, resulting in potentially more frequent impairment charges recorded under IFRS.

Hedge accounting
Certain hedge relationships under Canadian GAAP may not qualify for hedge accounting under IFRS or will require a change to effectiveness testing and/or measurement which could result in additional earnings volatility.

Consolidation
Additional assets and liabilities from off-balance sheet entities, including certain private equity investment and financing vehicles are expected to be consolidated under IFRS with non-controlling amounts included in equity.  Net income under IFRS will reflect 100% of the earnings from consolidated subsidiaries under IFRS, which is considered to be more consistent with the majority of global practice.  This difference also impacts the cumulative depletion expense recognized on these properties to date.

Employee benefits
There are differences in the determination of pension expense, including assumptions relating to the return on plan assets and treatment of plan settlements and curtailments and past service costs under IFRS.  The estimated pension expense in 2010 under IFRS is expected to be higher than under Canadian GAAP primarily as a result of the amortization of the 2008 unrecognized net actuarial losses.

Loan origination costs
Certain internal costs are not considered to be incremental costs directly attributable to the origination of loans and mortgages issued by Manulife Bank and are excluded from effective interest calculations and expensed to income under IFRS. Under Canadian GAAP, these costs are included as an adjustment to the carrying value of the loan and are amortized over the effective life of the loan or mortgage.

Share-based compensation
IFRS requires the use of the graded vesting method to account for awards that vest in installments over the vesting period as opposed to straight line recognition currently applied under Canadian GAAP resulting in accelerated compensation expense for these awards under IFRS.

Securitizations
In 2008, the Company sold and transferred certain mortgage assets to the Canadian Mortgage Bond Program.  Under existing IFRS requirements, these mortgages would be recorded on-balance sheet and treated as a “secured borrowing”.  In August 2010, the IASB issued an exposure draft to amend the effective date of the requirements for securitization and similar transactions to be applied on a prospective basis from the date of adoption of IFRS.  We expect to apply this proposed election such that any securitizations completed by the Company prior to January 1, 2010 would remain off-balance sheet under IFRS.

Income tax
The tax effects of the identified differences above as well as differences in the determination of uncertain tax provisions, potential deferred tax liabilities arising from certain related party transactions involving the transfer of shares, and determination of the effective tax rate used to determine the deferred tax liability associated with owner-occupied real estate, overall could result in a decrease in shareholders’ equity upon transition and additional earnings volatility going forward.

November 4, 2010 – Press Release Reporting Third Quarter Results

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until at least 2013.  See “Future IFRS changes post initial adoption in 2011 (effective 2013 or later)” below.  Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (“CALM”) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.  Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is initially adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore is not expected to have a material impact on net income.

The key identified financial statement presentation differences between IFRS and Canadian GAAP include:

Topic	Expected impact on the Consolidated Financial Statements
Net income
Under IFRS net income includes income attributable to non-controlling interest.  Total net income on the Statement of Operations is then attributed to controlling interests (shareholders and participating products) and non-controlling interests.  As described above under “Consolidation”, earnings per share will continue to exclude the income attributable to the non-controlling interests.

Reinsurance balances
Reinsurance ceded balances, currently included as part of policy liabilities under Canadian GAAP and disclosed in note 7(a) of our consolidated financial statements for the year ended December 31, 2009, will be presented on a gross basis on both the balance sheet and income statement under IFRS.

Segregated funds
Under Canadian GAAP, segregated fund assets and liabilities are shown on the face of the balance sheet, but not included in the total assets and liabilities.  Under IFRS, these balances will be included in total assets and liabilities on the balance sheet.

November 4, 2010 – Press Release Reporting Third Quarter Results

As part of the IFRS transition process, we are evaluating its effect on regulatory capital requirements.  At this stage, the impact on capital requirements as a result of the initial IFRS adoption in 2011 is not expected to be material.

Update on IFRS transition progress:

Our IFRS transition plan includes the education, review, approval and implementation of the accounting policy changes identified above.  Additionally, the transition plan includes ensuring that project resourcing remains appropriate, modifying internal controls over financial reporting for the key identified changes above, frequent communication with our external auditors as well as the Audit Committee of the Board of Directors which includes a review of transition progress, discussion of potential transition and ongoing reporting changes, and an overview of developments in accounting and regulatory guidance related to IFRS.

As we prepare for the transition to IFRS, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly.

As outlined above, we have completed the preliminary IFRS first-time adoption elections and identified the key applicable accounting policy differences. The most significant remaining milestones in our plan include finalization of the opening IFRS balance sheet and quantification of the quarterly comparative results and note disclosures under IFRS.  Project status is reviewed by the oversight committee on a monthly basis.  Our transition status is currently on-track in accordance with our overall transition plan to have these milestones completed by the end of the year.

Future IFRS changes post initial adoption in 2011 (effective 2013 or later):

As indicated above, the IFRS standard for insurance contracts is currently being developed and is not expected to be effective until at least 2013.  The insurance contracts accounting policy proposals being considered by the IASB do not connect the measurement of insurance liabilities with the assets that support the payment of those liabilities and, therefore, the proposals may lead to a large initial increase in insurance liabilities and required regulatory capital upon adoption, as well as significant ongoing volatility in our reported results and regulatory capital particularly for long duration guaranteed products.  This in turn could have significant negative consequences to our customers, shareholders and the capital markets.  On July 31, 2010 the IASB released an exposure draft of its proposals on insurance contracts with a four month comment period.  We are currently reviewing the proposals and along with the Canadian insurance industry expect to provide comments and input to the IASB.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Adjusted Earnings from Operations; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital; Sales; New Business Embedded Value and Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

November 4, 2010 – Press Release Reporting Third Quarter Results

Return on common shareholders’ equity (“ROE”) is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on Equity
(Canadian $ in millions)	Quarterly Results
	3Q10	2Q10	3Q09
Net income (loss) available to common shareholders	$(966)	$(2,398)	$(193)
Opening total equity available to common shareholders	$26,290	$27,816	$26,173
Closing total equity available to common shareholders	24,501	26,290	24,812
Weighted average total equity available to common shareholders	$25,395	$27,053	$25,493
Opening AOCI on AFS securities and cash flow hedges	$630	$633	$111
Closing AOCI on AFS securities and cash flow hedges	404	630	442
Adjustment for average AOCI	$(517)	$(631)	$(277)
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$24,878	$26,422	$25,216

ROE based on weighted average total equity available to common shareholders (annualized)	(15.1)%	(35.5)%	(3.0)%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	(15.4)%	(36.4)%	(3.0)%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2009.

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and premium equivalents are part of premiums and deposits.  The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement.

November 4, 2010 – Press Release Reporting Third Quarter Results

Premiums and Deposits
(Canadian $ in millions)	Quarterly Results
	3Q10	2Q10	3Q09
Premium income	$4,649	$4,470	$5,523
Deposits from policyholders	5,347	5,968	6,091
Premiums and deposits per financial statements	$9,996	$10,438	$11,614
Mutual fund deposits	2,928	3,056	2,118
Institutional advisory account deposits	350	1,060	758
ASO premium equivalents	636	673	635
Group Benefits ceded premiums	920	916	909
Other fund deposits	112	131	204
Total premiums and deposits	$14,942	$16,274	$16,238
Currency impact	524	779	-
Constant currency premiums and deposits	$15,466	$17,053	$16,238

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds Under Management
(Canadian $ in millions)	Quarterly Results
	3Q10	2Q10	3Q09
Total invested assets	$205,241	$199,272	$188,465
Total segregated funds net assets held by the Company	200,669	189,163	187,615
Funds under management per financial statements	$405,910	$388,435	$376,080
Mutual funds	39,246	36,342	32,310
Institutional advisory accounts (excluding segregated funds)	20,745	21,705	21,235
Other funds	7,978	7,446	6,952
Total funds under management	$473,879	$453,928	$436,577
Currency impact	11,978	3,289	-
Constant currency funds under management	$485,857	$457,217	$436,577

The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  (i) total equity excluding AOCI on cash flow hedges; (ii) non-controlling interest in subsidiaries; and (iii) liabilities for preferred shares and qualifying capital instruments.

Capital
(Canadian $ in millions)	Quarterly Results
	3Q10	2Q10	3Q09
Total equity	$26,062	$27,804	$26,334
Add back AOCI loss on cash flow hedges	220	172	126
Add liabilities for preferred shares and qualifying capital instruments	4,028	4,043	4,049
Add non-controlling interest in subsidiaries	283	259	216
Total capital	$30,593	$32,278	$30,725

November 4, 2010 – Press Release Reporting Third Quarter Results

Sales are measured according to product type.

(i)
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

(ii)
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

(iii)
For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

(iv)
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the period.    NBEV is calculated as the present value of expected future earnings after the cost of capital on new business using future mortality, morbidity, policyholder behavior assumptions, expense and investment assumptions used in the pricing of the products sold.  The investment assumptions for long duration products are based on the long-term investment assumptions typically determined during the annual planning cycle.  For variable annuity products, the interest rates used in the calculation of NBEV are based on the interest rates at the time the business is issued.  The principal economic assumptions used in the NBEV calculations in 2010 were based on January 1, 2010 markets and were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.75%	8.00%	8.50%	6.50%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	26%	35%	16.5%	36%
Foreign exchange rate	n/a	1.0466	0.1350	0.0112

Impact on shareholders’ economic value is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

November 4, 2010 – Press Release Reporting Third Quarter Results

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

November 4, 2010 – Press Release Reporting Third Quarter Results

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $474 billion (US$460 billion) as at September 30, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

November 4, 2010 – Press Release Reporting Third Quarter Results

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	September 30
	2010	2009	% Change

Net loss	$(899)	$(138)	551
Net income attributed to participating policyholders	48	34	41
Net loss attributed to shareholders	$(947)	$(172)	451
Preferred share dividends	(19)	(21)	(10)
Net loss available to common shareholders	$(966)	$(193)	401

Premiums and deposits:
Premiums and deposits - targeted growth products
Life and health insurance premiums	$2,628	$2,486	6
Annuity and pension premiums	955	1,102	(13)
Segregated fund deposits	4,156	4,371	(5)
Mutual fund deposits	2,928	2,118	38
Institutional advisory account deposits	350	758	(54)
ASO premium equivalents	636	635	0
Group Benefits ceded	920	909	1
Other fund deposits	112	204	(45)
Premiums and deposits - targeted growth products	$12,685	$12,583	1
Premiums and deposits - products not targeted for growth	2,257	3,655	(38)
Total premiums and deposits	$14,942	$16,238	(8)

Funds under management:
General fund	$205,241	$188,465	9
Segregated funds excluding institutional advisory accounts	198,524	184,846	7
Mutual funds	39,246	32,310	21
Institutional advisory accounts	22,890	24,004	(5)
Other funds	7,978	6,952	15
Total funds under management	$473,879	$436,577	9

Capital
Liabilities for preferred shares and qualifying capital instruments	$4,028	$4,049	(1)
Non-controlling interest in subsidiaries	283	216	31
Equity
Participating policyholders' equity	139	103	35
Shareholders' equity
Preferred shares	1,422	1,419	0
Common shares	19,169	16,444	17
Contributed surplus	202	176	15
Retained earnings	9,932	12,235	(19)
Accumulated other comprehensive loss on AFS securities and translation of self-sustaining foreign operations	(4,582)	(3,917)	17
Total capital	$30,593	$30,725	(0)

Selected key performance measures:
Basic earnings (loss) per common share	$(0.55)	$(0.12)
Diluted earnings (loss) per common share	$(0.55)	$(0.12)
Return on common shareholders' equity (annualized) 1	(15.4)%	(3.0)%
Book value per common share	$13.82	$15.29
Common shares outstanding (in millions)
End of period	1,772	1,623
Weighted average - basic	1,767	1,615
Weighted average - diluted	1,767	1,615

1 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share information, unaudited)	For the three months ended
	September 30
	2010	2009
Revenue
Premium income	$4,649	$5,523
Investment income
Investment income	3,081	2,082
Realized/ unrealized gains on assets supporting policy liabilities and consumer notes	3,869	4,661
Other revenue	1,539	1,486
Total revenue	$13,138	$13,752
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,049	$1,026
Maturity and surrender benefits 1	1,837	1,339
Annuity payments	759	749
Policyholder dividends and experience rating refunds	266	344
Net transfers (from) to segregated funds	(58)	449
Change in actuarial liabilities 1	7,224	8,094
General expenses	908	883
Investment expenses	237	236
Commissions	901	999
Interest expense	242	279
Premium taxes	44	71
Goodwill impairment	1,039	-
Non-controlling interest in subsidiaries	26	(16)
Total policy benefits and expenses	$14,474	$14,453
Loss before income taxes	$(1,336)	$(701)
Income tax recovery	437	563
Net loss	$(899)	$(138)
Net income attributed to participating policyholders	48	34
Net loss attributed to shareholders	$(947)	$(172)
Preferred share dividends	(19)	(21)
Net loss available to common shareholders	$(966)	$(193)

Basic earnings (loss) per common share	$(0.55)	$(0.12)
Diluted earnings (loss) per common share	$(0.55)	$(0.12)

1 The change in actuarial liabilities includes the impact of scheduled maturities in John Hancock Fixed Products institutional annuity contracts of $609 million in Q3 2010 and $241 million in Q3 2009.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at September 30
Assets	2010	2009
Invested assets
Cash and short-term securities	$14,887	$19,462
Securities
Bonds	104,180	84,053
Stocks	10,396	10,437
Loans
Mortgages	31,858	30,718
Private placements	22,702	23,149
Policy loans	6,648	6,666
Bank loans	2,402	2,470
Real estate	6,253	5,989
Other investments	5,915	5,521
Total invested assets	$205,241	$188,465
Other assets
Accrued investment income	$1,780	$1,628
Outstanding premiums	678	753
Goodwill and intangible assets	8,021	9,288
Derivatives	6,817	4,388
Miscellaneous	5,593	4,128
Total other assets	$22,889	$20,185
Total assets	$228,130	$208,650
Segregated funds net assets	$201,752	$188,148

Liabilities and equity
Policy liabilities	$160,240	$144,292
Deferred realized net gains	127	108
Bank deposits	15,724	15,295
Consumer notes	1,127	1,345
Long-term debt	5,329	4,303
Future income tax liability	900	1,370
Derivatives	4,292	3,274
Other liabilities	9,465	7,520
	$197,204	$177,507

Liabilities for preferred shares and capital instruments	4,581	4,593
Non-controlling interest in subsidiaries	283	216

Equity
Participating policyholders' equity	139	103
Shareholders' equity
Preferred shares	1,422	1,419
Common shares	19,169	16,444
Contributed surplus	202	176
Retained earnings	9,932	12,235
Accumulated other comprehensive loss	(4,802)	(4,043)
Total equity	$26,062	$26,334
Total liabilities and equity	$228,130	$208,650
Segregated funds net liabilities	$201,752	$188,148

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended September 30, 2010
	U.S.	U.S.	Canadian	Asia	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums - targeted growth products	$583	$463	$958	$1,328	$251	$-	$3,583
Segregated fund deposits - targeted growth products	296	2,924	474	462	-	-	4,156
Mutual fund deposits	-	2,294	320	314	-	-	2,928
Institutional advisory account deposits	-	-	-	-	-	350	350
ASO premium equivalents	-	-	636	-	-	-	636
Group Benefits ceded	-	-	920	-	-	-	920
Other fund deposits	-	112	-	-	-	-	112
Premiums and deposits - products not targeted for growth	930	662	504	161	-	-	2,257
Total	$1,809	$6,455	$3,812	$2,265	$251	$350	$14,942

Net income (loss)	$206	$340	$364	$609	$36	$(2,454)	$(899)

Funds under management	As at September 30, 2010
General fund	$65,476	$35,838	$63,871	$28,863	$2,584	$8,609	$205,241
Segregated funds excluding institutional advisory accounts	11,871	118,085	38,453	30,269	-	(154)	198,524
Mutual funds	-	28,823	6,904	3,519	-	-	39,246
Institutional advisory accounts	-	-	-	-	-	22,890	22,890
Other funds	-	3,678	-	4,300	-	-	7,978
Total	$77,347	$186,424	$109,228	$66,951	$2,584	$31,345	$473,879

	For the quarter ended September 30, 2009
	U.S.	U.S.	Canadian	Asia	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums - targeted growth products	$632	$519	$1,135	$1,035	$267	$-	$3,588
Segregated fund deposits - targeted growth products	298	3,111	515	447	-	-	4,371
Mutual fund deposits	-	1,807	114	197	-	-	2,118
Institutional advisory account deposits	-	-	-	-	-	758	758
ASO premium equivalents	-	-	635	-	-	-	635
Group Benefits ceded	-	-	909	-	-	-	909
Other fund deposits	-	204	-	-	-	-	204
Premiums and deposits - products not targeted for growth	1,090	1,528	767	270	-	-	3,655
Total	$2,020	$7,169	$4,075	$1,949	$267	$758	$16,238

Net income (loss)	$(601)	$593	$141	$423	$65	$(759)	$(138)

Funds under management	As at September 30, 2009
General fund	$55,748	$36,844	$59,639	$25,775	$2,745	$7,714	$188,465
Segregated funds excluding institutional advisory accounts	10,548	112,212	34,869	27,410	-	(193)	184,846
Mutual funds	-	24,029	6,571	1,710	-	-	32,310
Institutional advisory accounts	-	-	-	-	-	24,004	24,004
Other funds	-	3,447	-	3,505	-	-	6,952
Total	$66,296	$176,532	$101,079	$58,400	$2,745	$31,525	$436,577

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.